Exhibit 99.2

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment (the “Amendment”) to Employment Agreement, effective as of December 1, 2008, is entered into by and between REAL TIME SYSTEMS INC., a Connecticut corporation (the “Company”), and Allen Nance (the “Executive”).

WITNESSETH:

WHEREAS, the Company and the Executive entered into an Employment Agreement effective as of July 1, 2007 (the “Employment Agreement”), in connection with the employment by the Company of the Executive; and

WHEREAS, the Company and the Executive desire to amend the Employment Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Executive agree as follows:

1. Paragraph 2(b) is hereby amended by deleting the last sentence of Paragraph 2(b) in its entirety and substituting in lieu thereof the following:

The Bonus will be determined annually and paid in total, as a separate paycheck on or before March 15 of the calendar year immediately following the calendar year in which such bonus was earned.

2. Paragraph 8(e) is hereby amended and restated in its entirety as follows:

(e) For purposes of this Agreement, “Good Reason” shall mean that the Company shall materially breach this Agreement resulting in a material negative change to Nance in his service relationship with the Company, and fail to cure such breach within 30 days after written notice by Nance to the Company of the breach (or, if the nature of such breach is such that it cannot reasonably be completely cured within 30 days, if Company shall not have commenced to cure said breach within said 30 day period and thereafter diligently pursued said cure to completion). Any election by Nance to terminate for “Good Reason” shall be made within two (2) months after the occurrence of the event or events constituting “Good Reason” and the actual date of termination must occur within two years following the initial occurrence of such material breach giving rise to Good Reason.

3. The Employment Agreement is hereby amended by deleting Paragraph 8(g) in its entirety and substituting in lieu thereof the following Paragraphs 8(g) and 8(h):

(g) Notwithstanding any provision of this Agreement to the contrary, distribution of any amounts that constitute “deferred compensation” payable to Nance due to his “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall not be made before six months after such separation from service or Nance’s death, if earlier (the “Six Month Limitation”). At the end of such six-month period, payments that would have been made but for the Six Month Limitation shall be paid in a lump sum, without interest, on the first day of the seventh month following Nance’s separation from service and remaining payments shall commence, or continue, in accordance with the relevant provision of this Paragraph 8. Notwithstanding the Six Month Limitation, in the event that any amounts of “deferred compensation” payable to Nance due to his “separation from service” constitute “separation pay only upon an involuntary separation from service” within the meaning of Section 409A of the Code (“Separation Pay”), then all or a portion of such Separation Pay, up to two times the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the separation from service occurs (i.e., $460,000 in the event of a separation from service during 2008), whether paid under this Agreement or otherwise, may be paid to Nance during the six-month period following such separation from service with the Company.

(h) The Company’s obligation under this Paragraph 8 to pay Severance Pay shall be subject to the execution and delivery by Nance of a release, in customary form reasonably satisfactory to the Company, of claims against the Company and its affiliates arising out of this Agreement and Nance’s employment relationship with the Company; provided, however, that such release must be executed and delivered no later than the end of the calendar year in which Nance’s employment is terminated.

4. Except as amended by this Amendment, the Employment Agreement shall remain unaffected and in full force and effect.

5. This Amendment may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

REAL TIME SYSTEMS INC.

By:	/s/ Raymond M. Soto
Name:	Raymond M. Soto
Title:	Chairman

/s/ W. Allen Nance
Allen Nance

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